

Mail Stop 4546

January 31, 2017

Via E-mail
Mr. Edward Myles
Chief Financial Officer
AMAG Pharmaceuticals, Inc.
1100 Winter Street
Waltham, MA 02451

     Re: **AMAG Pharmaceuticals, Inc.**
              Form 10-K for the fiscal year ended December 31, 2015
              Filed February 24, 2016
              Form 8-K
              Furnished November 3, 2016
              File No. 1-10865

Dear Mr. Myles:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Sharon M. Blume

                    Sharon M. Blume
                    Accounting Branch Chief
                    Office of Healthcare and Insurance